UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PRAXIS PRECISION MEDICINES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74006W108

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74006W108	13G

1.	NAMES OF REPORTING PERSONS Vida Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,469,665 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,469,665 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,665 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by Vida Ventures (as defined in Item 2(a) of the Original Schedule 13G (as defined below)). VV Manager (as defined in Item 2(a) of the Original Schedule 13G) is the managing member Vida Ventures and may be deemed to have voting, investment and dispositive power with respect to these securities. Arjun Goyal, Fred Cohen, Arie Belldegrun, Leonard Potter and Stefan Vitorovic are the managing directors of VV Manager and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 47,118,578 shares of Common Stock outstanding as of November 4, 2022, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 9, 2022 (the “Form 10-Q”).

CUSIP No. 74006W108	13G

1.	NAMES OF REPORTING PERSONS VV Manager, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,469,665 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,469,665 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,665 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by Vida Ventures. VV Manager is the managing member Vida Ventures and may be deemed to have voting, investment and dispositive power with respect to these securities. Arjun Goyal, Fred Cohen, Arie Belldegrun, Leonard Potter and Stefan Vitorovic are the managing directors of VV Manager and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 47,118,578 shares of Common Stock outstanding as of November 4, 2022, as disclosed in the Issuer’s Form 10-Q.

CUSIP No. 74006W108	13G

Introductory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on February 16, 2021 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

99 High Street, 30th Floor

Boston, MA

Item 2(c).	Citizenship:

Vida Ventures is a limited liability company organized under the laws of the State of Nevada and VV Manager is a limited liability company organized under the laws of the State of Delaware.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Entity and the corresponding footnotes.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Entity and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Entity and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Entity and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Entity and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Entity and the corresponding footnotes.*

*	Each of the Reporting Entity disclaims beneficial ownership as to such securities, except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒.

CUSIP No. 74006W108	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

VIDA VENTURES, LLC		VV MANAGER, LLC

By:	VV Manager, LLC

By:	/s/ Stefan Vitorovic	By:	/s/ Stefan Vitorovic
Name:	Stefan Vitorovic	Name:	Stefan Vitorovic
Title:	Managing Director	Title:	Managing Partner